[Maslon Edelman Borman & Brand, LLP Letterhead]
June 21, 2006                                       Ranga Nutakki
                                                    Direct Phone: (612) 672-8311
                                                    Direct Fax: (612) 642-8311
                                                    Ranga.Nutakki@maslon.com

VIA FACSIMILE  (202) 772-9368

Mr. Roger Baer
Mining Engineer
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

   Re:   El Capitan Precious Metals, Inc.        Form 10-KSB for the fiscal year
         Registration Statement on Form S-3      ended September 30, 2005
         Filed January 30, 2006                  Filed January 13, 2006
         File No. 333-131370                     File No. 333-56262

Dear Mr. Baer:

      As we discussed last week, please find enclosed a copy of the Resource Calculation Report prepared by a consultant of El Capitan Precious Metals, Inc.

      Further to our discussion, I have also enclosed a draft description of the El Capitan property for your review and comment. In the draft, I have bolded some information which I intend to remove from the description as we have not completed a feasibility report and are thus not required to include such information in the registration statement and our reports under the Securities Exchange Act of 1934, as amended. The bracketed information has been made public in a different form as part of a press release attaching the summary of the attached report. If you are still inclined, please take a look at the draft and provide me your comments as to the scope of the disclosure at your convenience.

      I appreciate all of your help thus far, and thank you in advance for your continued review. Please do not hesitate to contact me at (612) 672-8311 with any questions you may have. Thanks again.


                                        Regards,


                                        /s/ Ranga Nutakki
                                        Ranga S. Nutakki